Exhibit 12.1

Statement re: Computation of Ratios
$ in millions

	Six Months Ended		Fiscal Years Ended
	August 4, 2018	July 29, 2017	February 3, 2018	January 28, 2017	January 30, 2016	January 31, 2015	February 1, 2014
Ratio of earnings to fixed charges:
Earnings:
Earnings from continuing operations before income taxes, noncontrolling interests and equity in income (loss) of affiliates	$586	$602	$1,817	$1,816	$1,310	$1,387	$1,083
Fixed charges:
Interest portion of rental expense	115	115	235	232	235	250	254
Interest expense	38	37	75	72	80	90	100
Total fixed charges	153	152	310	304	315	340	354

Earnings available for fixed charges	$739	$754	$2,127	$2,120	$1,625	$1,727	$1,437

Ratio of earnings to fixed charges	4.83	4.96	6.86	6.97	5.16	5.08	4.06